24 August 2023

RELX PLC

Additional Listing

RELX PLC (the Company) has made an application to the Financial Conduct Authority (FCA) and the London Stock Exchange (LSE) for a block listing of 65,000 ordinary shares of 14 51/116p each for admission to trading on the LSE, and admission to the FCA’s Official List. The shares will rank pari passu with the existing issued shares of the Company.

All 65,000 shares from this application will be used in connection with the RELX PLC Executive Share Ownership Scheme 2023.

Admission of the shares is expected on 25 August 2023.